UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                        Under the Securities Act of 1934
                               (Amendment No. 2)*


                       Pan Pacific Retail Properties Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  69806 L 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                August 21, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)


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*    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69806 L 10 4                13G                         Page 2  of  4
________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Revenue Properties (U.S.), Inc.
     98-0082-355
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   S.E.C. USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           10,808,012(1)
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         10,808,021(2)
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     10,808,012
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                                                                          [_]
     Not Applicable
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     50.86
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON


     CO
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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(1)  Of the 10,818,012 shares  beneficially  owned by Revenue Properties (U.S.),
     Inc., 189,591 shares are held by a wholly-owned subsidiary. Revenue Properties (U.S.), Inc. and this subsidiary, by agreement dated as of August 21, 2000, have agreed to vote all of the shares of Pan Pacific Retail Properties, Inc. owned or controlled by them in favour of a proposed merger of Western Properties Trust with and into Pan Pacific Retail Properties, Inc., and have granted an irrevocable proxy to certain officers of Western Properties Trust to vote these shares in accordance with such agreement.

(2) 10,133,012 shares of Pan Pacific Retail Properties, Inc. beneficially owned by Revenue Properties (U.S.), Inc. are pledged as collateral under outstanding loans.

CUSIP No. 69806 L 10 4                     13G                     Page 3  of 4
________________________________________________________________________________
Item 1(a)   Name of Issuer:

            Pan Pacific Retail Properties, Inc.
________________________________________________________________________________
Item 1(b)   Address of Issuer's Principal Executive Offices:

            1631-B South Melrose Drive, Vista, California 92083
________________________________________________________________________________
Item 2(a)   Name of Person Filing:

            Revenue Properties (U.S.) Inc.
________________________________________________________________________________
Item 2(b)   Address of Principal Business Office, or if None, Residence:

            The Colonnade, 131 Bloor Street West, Suite 300, Toronto, Ontario M5S 1R1
________________________________________________________________________________
Item 2(c)   Citizenship:

            Delaware
________________________________________________________________________________
Item 2(d)   Title of Class of Securities:

            Common Stock
________________________________________________________________________________
Item 2(e)   CUSIP Number:

            69806 L 10 4
________________________________________________________________________________
Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: (Not Applicable)

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act;

     (d) [_] Investment company registered under Section 8 of the Investment Company Act;

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box.   [_]

Item 4   Ownership.

     (a)  Amount beneficially owned: 10,808,012

     (b)  Percent of Class: 50.86

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote 10,808,012 (1)

          (ii)  Shared power to vote or to direct the vote  -0-

          (iii) Sole power to dispose or to direct the disposition of 10,808,012 (2)

          (iv)  Shared power to dispose or to direct the disposition of -0-

----------
(1) Of the 10,818,012 shares beneficially owned by Revenue Properties (U.S.), Inc., 189,591 shares are held by a wholly-owned subsidiary. Revenue Properties (U.S.), Inc. and this subsidiary, by agreement dated as of August 21, 2000, have agreed to vote all of the shares of Pan Pacific Retail Properties, Inc. owned or controlled by them in favour of a proposed merger of Western Properties Trust with and into Pan Pacific Retail Properties, Inc., and have granted an irrevocable proxy to certain officers of Western Properties Trust to vote these shares in accordance with such agreement.

(2) 10,133,012 shares of Pan Pacific Retail Properties, Inc. beneficially owned by Revenue Properties (U.S.), Inc. are pledged as collateral under outstanding loans.

CUSIP No. 69806 L 10 4                     13G                     Page 4  of 4
________________________________________________________________________________


Item 5   Ownership of Five Percent or Less of a Class.

         Not Applicable
________________________________________________________________________________
Item 6   Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable
________________________________________________________________________________
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable
________________________________________________________________________________
Item 8   Identification and Classification of Members of the Group.

         Not Applicable
________________________________________________________________________________
Item 9   Notice of Dissolution of Group.

         Not Applicable
________________________________________________________________________________
Item 10   Certifications.

          Not Applicable
________________________________________________________________________________




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 Date:  September 28, 2000


                                 By:    /s/ Paul W. Hellen
                                        ----------------------------------------
                                 Name:  Paul W. Hellen
                                 Title: Secretary
                                        Revenue Properties (U.S.), Inc.